UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _________ to ___________

Commission file number 001-11459

A.	Full title of the plan and the address of the plan if different from that of the issuer named below.

PPL EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PPL CORPORATION
TWO NORTH NINTH STREET
ALLENTOWN, PENNSYLVANIA 18101-1179

PPL SERVICES CORPORATION
PPL EMPLOYEE STOCK OWNERSHIP PLAN

_________________________________

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2006 AND 2005
&
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
&
SUPPLEMENTAL SCHEDULE

TABLE OF CONTENTS

Report Of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits -
December 31, 2006 and 2005

Statements of Changes in Net Assets Available for Benefits -
For the Years Ended December 31, 2006 and 2005

Notes to Financial Statements

Supplemental Schedule:

Schedule of Assets (Held at End of Year)

Signature

Exhibits

23.1 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered
Public Accounting Firm

To the Participants and Administrator of
PPL Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of PPL Employee Stock Ownership Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Parente Randolph, LLC
Center Valley, Pennsylvania
June 22, 2007

PPL EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 2006 AND 2005
(Thousands of Dollars)

	2006	2005
Assets:
Investments, at fair value:
PPL Corporation common stock	$298,994	$259,794
Mutual funds	350	-
Plan interest in PPL Defined Contribution Master Trust (Note 5)	109	-

Total investments	299,453	259,794

Receivables:
Employer contribution receivable	6,581	-
Dividends receivable	2,303	2,165
Securities sold	12	-
Interest receivable	-	2

Total receivables	8,896	2,167

Cash	-	4

Total assets	308,349	261,965

Liabilities:
Dividends payable to participants	2,303	2,165
Administrative fees payable	27	-

Total liabilities	2,330	2,165

Net assets available for benefits	$306,019	$259,800

The accompanying notes are an integral part of these financial statements.

PPL EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(Thousands of Dollars)

	2006	2005
Additions to net assets attributed to:
Investment Income:
Net appreciation of investments	$55,136	$25,177
Dividend income	9,427	8,526
Interest income	2	5

Plan interest in investment gains of PPL
Defined Contribution Master Trust (Note 5)	1	-

Employer contributions	6,581	5,834

Total additions	71,147	39,542

Deductions from net assets attributed to:
Distributions of dividends to participants	(8,492)	(8,526)
Distributions of stock and cash to participants	(16,390)	(17,803)
Administrative expenses	(46)	-

Total deductions	(24,928)	(26,329)

Net increase	46,219	13,213

Net assets available for benefits:
Beginning of year	259,800	246,587

End of year	$306,019	$259,800

The accompanying notes are an integral part of these financial statements.

PPL EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION

The PPL Employee Stock Ownership Plan (the "Plan") was adopted effective January 1, 1975 to provide for employee ownership in PPL Corporation (“PPL”).  The Plan is currently sponsored by PPL Services Corporation (the "Company"), an unregulated subsidiary of PPL.  Amounts contributed to the Plan are used to purchase shares of PPL Corporation common stock.  The following description of the Plan provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

Employees of participating PPL companies, as defined in the Plan agreement, are eligible to participate in the Plan on the first day of the month following their date of hire.

The shares of common stock allocated to a participant's account may not exceed the maximum permitted by law.  All shares of common stock credited to a participant's account are 100% vested and nonforfeitable, but cannot be pledged as security by the employee.  Stock certificates representing shares in the Plan are held by Fidelity Management Trust Company (the "Trustee").

The Plan allows for dividends on shares held to be re-invested in the Plan or paid in cash.   Under existing income tax laws, PPL is permitted to deduct the amount of those dividends for income tax purposes on its consolidated federal income tax return and to contribute the resulting tax savings (dividend-based contribution) to the Plan.  The dividend-based contribution is used to buy shares of PPL's common stock and is expressly conditioned upon the deductibility of the contribution for federal income tax purposes. Shares are allocated to participants’ accounts, 75% on the basis of shares held in a participant's account and 25% on the basis of the participant's compensation.

Participants may elect to withdraw from their accounts common stock which has been allocated with respect to a Plan year ending at least 36 months prior to the end of the Plan year in which the election is made.  Participants so electing may receive cash or stock certificates for the number of whole shares, cash for any fractional shares available for withdrawal, or may make a rollover to a qualified plan.

Participants who have attained age 55 and have completed ten years of participation in the Plan may elect to withdraw shares or diversify the value of shares held into other investment options under the Plan.  For the first five years after meeting the requirement, participants may withdraw up to an aggregate of 25% of such shares.  In the sixth year, qualified participants may withdraw up to an aggregate of 50% of such shares.

Upon termination of service with a participating PPL company, participants are entitled to receive cash or stock certificates for the number of whole shares, cash for any fractional shares allocated to them, or may make a rollover to a qualified plan.  Participants who terminate service with a participating PPL company and whose account balance exceeds, or exceeded at the time of any prior distribution, $1,000, may defer distribution of the shares of stock in the account until the April 1st of the calendar year following the year in which the participant reaches age 70-1/2.   If a participant wishes to withdraw prior to age 70-1/2, the entire account balance must be withdrawn.

The Company has reserved the right to amend or terminate the Plan at any time by or pursuant to action of the Board of Directors of PPL.  Upon termination of the Plan the interests of Plan participants, their estates and beneficiaries shall be nonforfeitable and shall be fully vested.  Distributions shall be made to those eligible under Plan provisions in full shares of stock and cash in lieu of fractional shares.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared under the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases during the reporting period.  Actual results could differ from those estimates.

The Plan's common stock investment is stated at fair value.  Fair value is the quoted market price of PPL Corporation common stock at the end of the year.  Realized gains and losses from the sale or distribution of stock by the Trustee are based on the average cost of common stock held at the time of sale. Net appreciation/depreciation as reported in the accompanying financial statements includes both realized and unrealized gains and losses.

Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the plan at year-end.

Investments in the Blended Interest Rate Fund (included in the PPL defined contribution Master Trust) are reported at fair value, which approximates contract value. See Notes 5 and 7 for further discussion.

Dividend income and dividend distributions to participants are recorded on dividend record dates.

Purchases and sales of securities are recorded on a trade-date basis.

3.	ADMINISTRATION

The Plan is administered by the Employee Benefit Plan Board (the "Plan Administrator"), composed of certain PPL officers and employees appointed by the Board of Directors of PPL.

Trustee fees, investment management fees and other expenses incurred in connection with the Plan are paid by the Plan.

4.	INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s total net assets are as follows:
	December 31,
	2006	2005

PPL Corporation Common Stock:
Number of Shares	8,342,459	8,836,536
Cost	$93,965,488	$98,499,232
Fair Value	$298,993,736	$259,794,158

The fair value per share of PPL Corporation common stock at December 31, 2006 and 2005, was $35.84 and $29.40, respectively.

5.	INTEREST IN PPL DEFINED CONTRIBUTION MASTER TRUST

PPL maintains a Master Trust with Fidelity Management Trust Company to pool the investments of its defined contribution benefit plans.  Plan investments directed by participants to the Blended Interest Rate Fund (the “Fund”) are combined with similar investments applicable to PPL’s defined contribution plans participating in the Master Trust and invested in high-grade investment contracts issued by insurance companies and banks, as well as other high-quality debt obligations and short-term money market instruments.  The Fund also purchases wrap contracts from other parties, typically banks or insurance companies.  Wrap contracts are purchased to allow a stable value fund to maintain a constant net asset value (“NAV”) and provide for participant transactions to be made at contract value.  The Fund, which is the only investment option of the Plan included in the Master Trust, had investments with contract values of $250 million at December 31, 2006.  The average yield earned by the Plan on the investment portfolio for 2006 was 4.90%.  The average yield credited to participants’ accounts for 2006 was 4.53%.  The Plan had an insignificant interest in the Fund of $109 thousand, or less than 1%, at December 31, 2006.  Therefore no detailed footnote on the Master Trust has been presented in these financial statements.

6.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments held in the Plan are shares of mutual funds managed by Fidelity Investments.  Fidelity Investments is an affiliate of the Trustee and therefore, transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

7.	NEW ACCOUNTING PRONOUNCEMENTS

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB staff position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Defined Contribution Pension Plans” (FSP).  Under the prior guidance of SOP 94-4, investment contracts that met certain criteria were considered to be “benefit-responsive” and were included in Plan financial statements at contract value.  This FSP requires all investment contacts to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Thus, this FSP requires the financial statements of a plan with investment contracts to present the adjustment from fair value to contract value, for those contracts that continue to qualify as fully benefit-responsive.

The Plan implemented the recognition and disclosure provisions of FSP AAG INV-1 and SOP 94-4-1 for the Plan year ending December 31, 2006.  There was no impact of adoption on the financial statements of the Plan, as the value of the investment contracts attributable to the Plan is not significant and the contract values approximate the fair values of the contracts.

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements."  SFAS 157 provides a definition of fair value as well as a framework for measuring fair value.  In addition, SFAS 157 expands the fair value measurement disclosure requirements of other accounting pronouncements 0 require, among other things, disclosure of the methods and assumptions used to measure fair value as well as the earnings impact of certain fair value measurement techniques.  SFAS 157 applies to reporting periods beginning after November 15, 2007.  Based on the current asset holdings of the Plan, the impact of the adoption of SFAS 157 is not expected to have a material impact on the Plan’s financial statements.

8.	TAX STATUS

The Plan obtained its latest determination letter dated January 28, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code").  The Plan has been amended since receiving the determination letter; however, the Plan's internal legal counsel and Plan Administrator believe that the Plan is designed in compliance with the applicable requirements of the Code, and the Plan Administrator believes the Plan is currently being operated in compliance with the applicable requirements of the Code.

9.	CHANGE OF TRUSTEE

Effective August 1, 2006, the Plan Sponsor replaced Mellon Bank, N.A with Fidelity Management Trust Company as Trustee.  The Plan Sponsor also moved the daily transaction/recordkeeping functions of the Plan from PPL’s Investor Services Group to Fidelity Investments.

10.	PLAN AMENDMENT

The Plan was amended to incorporate the following changes and enhancements that have been facilitated by, and coincided with, the move to Fidelity, effective August 1, 2006.

•	The holding period required prior to eligibility for ESOP withdrawal was reduced from 84 months to 36 months.
•
Participants over age 55 with at least 10 years of Plan participation will be able to diversify into other investment options which will duplicate most of those options available under PPL’s savings plans.

•	Eligible employees will be eligible to participate in the Plan the first of the month following date of hire.

11.	SUBSEQUENT EVENTS

On June 14, 2007 PPL filed a Form 8-K with the SEC, announcing a repurchase program for up to $750 million of its common stock, to occur from time to time, in open market purchases, pre-arranged trading plans or privately negotiated transactions.  The specific amount and timing of repurchases will be based on a variety of factors, including potential share repurchase price, strategic investment considerations and other market and economic factors.

Plan Name				Plan Number
PPL Employee Stock Ownership Plan				002
Plan Sponsor				Sponsor EIN
PPL Services Corporation				23-3041441

Schedule H, Line 4i - SCHEDULE OF ASSETS (Held at End of Year)
DECEMBER 31, 2006

	Identity of Issue,
	Borrower, Lessor,			Current
	or Similar Party	Description of Investment	Cost	Value
(a)	(b)	(c)	(d)	(e)
*	PPL Corporation	8,342,459 Shares of PPL Corp
		Common Stock - $0.01 par value	$93,965,488	$298,993,736

*	Fidelity Balanced Fund	Mutual Fund	86,755	88,881

*	Fidelity Freedom 2010 Fund	Mutual Fund	86,111	84,646

	Spartan International Index Fund	Mutual Fund	61,321	65,928

*	Fidelity Freedom 2015 Fund	Mutual Fund	30,577	31,749

	Spartan Total Market Index Fund	Mutual Fund	26,068	27,317

	MSIFT Value Adviser Fund	Mutual Fund	14,938	14,117

*	Fidelity Growth Company Fund	Mutual Fund	10,751	11,819

	Spartan US Equity Index Fund	Mutual Fund	9,522	10,150

*	Fidelity Retirement Government Money Market Fund	Mutual Fund	8,630	8,630

	Wells Fargo Advantage Government Securities Fund	Mutual Fund	7,274	7,287
	Total		$94,307,435	$299,344,260
	* Represents a Party-In-Interest

See Notes to Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plan Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PPL Employee Stock Ownership Plan

By: /s/
Dale M. Kleppinger Chairman, Employee Benefit Plan Board PPL Corporation
Dated: June 27, 2007